September 29, 2008

Mail Stop 4561

Martin S. Hughes
Chief Financial Officer
Redwood Trust, Inc.
One Belvedere Place, Suite 300
Mill Valley, CA 94941

> **Re: Redwood Trust, Inc.**
> **Form 10-K and Schedule 14A**
> **Filed March 5, 2008 and April 22, 2008**
> **File No. 1-13759**

Dear Mr. Hughes:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Kristi Marrone
Staff Accountant